UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

USA Technologies, Inc.

(Name of Issuer)

common stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	90328S500

1	Names of Reporting Persons Oakland Hills BV
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, the Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,679,172
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,679,172
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,679,172
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.13%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer: USA Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 100 Deerfield Lane, Suite 140, Malvern, PA 19355

Item 2.

(a)

Name of Person Filing: Oakland Hills BV. Malabar Hill NV, statutory director of Oakland Hills BV, has voting and dispositive power over the shares held by this entity. Mr. F.H. Fentener van Vlissingen is statutory director of Malabar Hill NV.

(b)	Address of Principal Business Office or, if None, Residence: Albert Hahnplantsoen 23, 1077 BM, Amsterdam, the Netherlands

(c)	Citizenship: The Netherlands

(d)	Title and Class of Securities: Common stock, no par value

(e)	CUSIP No.: 90328S500

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,679,172

(b)	Percent of Class: 6.13%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,679,172

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 3,679,172

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

/s/ F. Douglas Raymond

Name/Title F. Douglas Raymond/Attorney-in-fact for F.H. Fentener van Vlissingen, statutory director